                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-45973


                               OPEN MARKET, INC.

                         538,342 Shares of Common Stock

                                   -----------


     This Prospectus relates to the registration of 538,342 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of Open Market, Inc. ("Open Market" or the "Company"). The Shares may be offered and sold from time to time for the account of Reed Elsevier Inc., a stockholder of the Company (the "Selling Stockholder"). See "The Selling Stockholder." The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholder in a private placement made in connection with the acquisition by the Company of Folio Corporation ("Folio") pursuant to the terms of a Stock Purchase Agreement, dated as of February 20, 1997, among the Company, Folio and the Selling Stockholder. The Shares may be offered and sold in transactions quoted on the Nasdaq National Market (the "NNM"), in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.
See "Plan of Distribution." The Selling Stockholder and any agents or broker-dealers that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by the Selling Stockholder and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "The Selling Stockholder" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares but will bear all expenses incurred in effecting the registration of the Shares, including all registration and filing fees, printing expenses, and the legal fees of counsel to the Company. The Selling Stockholder will bear all brokerage or underwriting expenses or commissions, if any, applicable to the Shares.

     The Common Stock is traded on the NNM under the symbol "OMKT." On February 23, 1998, the last reported sale price of the Common Stock on the NNM was $15.50 per share.

     See "Risk Factors" on page 6 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                                ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is February 25, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, materials filed by the Company can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Shares to be offered and sold by means of this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     There is incorporated herein by reference and made a part hereof, each of which is on file with the Commission, (i) the Current Report on Form 8-K of the Company dated February 27, 1997, (ii) the Current Report on Form 8-K of the Company dated March 24, 1997, as amended on May 23, 1997, (iii) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996,
(iv) the proxy statement for the Company's Annual Meeting of Stockholders held on May 21, 1997, (v) the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1997 (vi) the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1997, (vii) the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1997, (viii) the Current Report on Form 8-K of the Company dated January 26, 1998 and (ix) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 3, 1996 and the description of the Company's Series A Junior Participating Preferred Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1998.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares registered hereby shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Open Market, Inc., One Wayside Road, Burlington, Massachusetts 01803, Attention: Investor Relations (telephone:
(617) 949-7000).

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                  THE COMPANY

     General. Open Market develops, markets, licenses and supports high performance application software products that provide solutions for the burgeoning Internet commerce market. These products fall into two categories:
(i) products which allow the Company's customers to engage in business-to-consumer and business-to-business Internet Commerce and (ii) applications for the Information Commerce/Knowledge Management Industry. The core products for the Internet Commerce market are Transact and LiveCommerce, while the core products in Information Commerce/Knowledge Management are a suite of search and retrieval products sold under the "Folio" brand.

     Internet Commerce Products.

     Transact.  Transact performs the tasks required in order for the Web site
     --------
of a business to have the capacity to perform comprehensive order management for Internet Commerce. Transact enables the separation of the management of business transactions from the management of content, thereby allowing companies to securely and centrally manage business transactions using content located on multiple distributed Web servers. The product's order management functions consist of order taking, authorization, payment processing, security and customer service to be performed centrally by a "back office" transaction management system, allowing business to focus on management of the "front office" content at their distributed Web sites. Specifically, the order taking functions include capturing orders (item, price, tax, shipping costs, etc.), processing orders (authenticating buyers, determining form of payment, processing payment, addressing fulfillment, etc.) and servicing orders online (order and shipment status, transaction statements, returns etc.).

     Transact is sold to two types of customers: (i) corporate customers which use the product for their own Web-based business activities (i.e., selling directly to their customers, either consumers or other businesses) and (ii) commerce service providers ("CSPs") which use the product to provide Internet commerce transaction services to their business customers ("merchants"), in order for the merchants to, in turn, sell directly to their customers.

     LiveCommerce.  LiveCommerce became commercially available in October, 1997
     ------------
after development was completed by the Company following acquisition of the product in the alpha phase of development from Waypoint Software Corporation in February, 1997. LiveCommerce enables the rapid development and management of large catalogs on the Web. The Company is targeting companies in the retail office supply, scientific equipment, electronics, computer, mechanical and instrumentation fields.

     LiveCommerce, when combined with Transact, represents a complete Internet commerce solution for both large retailers and industrial manufacturers.

     Information Commerce/Knowledge Management Products. Folio 4.1, the most recent release of the Folio suite of products, allows organizations to make business-critical information available electronically on either CD-ROM or, with the Company's SiteDirector product, the Internet. The Folio suite of products was developed by ten-year-old Folio Corporation, which the Company acquired in March, 1997. The Folio products are widely used primarily in two industries:
(i) by commercial publishers selling business-critical content to industries such as tax, legal, accounting, banking and insurance and (ii) companies distributing to their employees and other constituencies enterprise-critical information.

     Together, Folio and Transact provide a complete solution for Information Commerce -- the already large and rapidly expanding business of selling high-value information electronically.

     Distribution. Open Market's software is primarily sold via a direct, consultative sales channel. The Company has offices throughout the United States as well as in Canada, the United Kingdom, France, Germany, Holland, Italy, Japan and Australia. In addition, Open Market has distribution partners in several countries, including Germany, Singapore, Malaysia, Korea, India, Brazil, South Africa and Israel. Augmenting the Company's direct sales force are over 200 business partners selling solutions based on Folio products. Additionally, over 1,000 companies have signed up for the Company's developer program.

     Consulting Services. Although the Company's products function as complete solutions, the Company also performs consulting services in order to supplement or enhance the functionality of its products in order to meet customer specifications.

     Maintenance and Support. As a full service provider, the Company sells maintenance and support services to all eligible customers electing to purchase such services.

     The Company is incorporated in Delaware. Its principal executive offices are located at One Wayside Road, Burlington, Massachusetts 01803, and its telephone number is (617) 949-7000.

                                  RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this Prospectus.

Rapid Technological Change

     The computer software industry is characterized by rapid technological change. As a result, there is uncertainty about the widespread acceptance of new products which can cause significant delays in the sales cycle. The Company must continue to upgrade its own technologies and commercialize products and services incorporating such technologies, which may also lengthen the sales cycle.

Developing Internet Market

     The market for the Company's Internet products and services has only recently begun to develop and is rapidly evolving. If the market fails to develop or develops more slowly than expected, the Company's operating results could be materially adversely affected.

Recent Acquisitions

     In February 1997 and March 1997, the Company completed the acquisitions of Waypoint and Folio, respectively. There can be no assurance that these businesses or their products will be successful, that the Company will successfully integrate these businesses into the Company, or that the Company will achieve the desired synergies from the transactions.

Product Release Schedules

     Delays in the planned release of the Company's new products or upgrades of existing products may adversely affect forecasted revenues, and create operational inefficiencies resulting from staffing levels designed to support the forecasted revenues.

Competition

     The Internet is characterized by an increasing number of market entrants that have introduced or developed products and services for commerce and information management on the Internet. The Company's operating results will be affected by the number of competitors and their pricing strategies and market acceptance of their products.

Dependence on Personnel

     The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel, and its continuing ability to attract and retain highly qualified technical and managerial personnel.

Pricing

     Future prices that the Company is able to charge for its products may decline from historical levels due to competitive reasons and other factors.

Limited Operating History

     The Company has a limited operating history. The Company's ability to successfully market its existing products and to develop and market new products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets.

Quarterly Operating Results

     The Company's expense levels are fixed in advance and based in part on its expectations as to future revenues. Quarterly sales and operating results will generally depend on the volume and timing of and ability to fulfill orders received within the quarter.

Foreign Exchange

     To the extent that foreign currency exchange rates fluctuate in the future, the Company may be exposed to continued financial risk. Although the Company attempts to limit this risk by denominating most sales in the United States dollars and limiting the amount of assets in its foreign operations, there can be no assurance that the Company will be successful in limiting its exposure.

Accounting Standards

     Accounting standards, including those promulgated by the American Institute of Certified Public Accountants ("AICPA") and the Financial Accounting Standards Boards ("FASB"), change frequently. The AICPA has recently adopted Statement of Position 97-2 entitled Software Revenue Recognition. The Company does not believe this pronouncement will impact its operating results. The recently adopted FASB pronouncement on employee stock option plans also has not had a material effect on the Company's results of operations. There can be no assurance that these or future pronouncements will not impact the Company's future operating results.

Litigation

     Litigation regarding intellectual property rights, copyrights and patents is increasingly common in the software industry. In addition, the Company faces litigation risks with respect to other general corporate matters that may arise in connection with its normal operations.

Inflation

     To date, inflation has not had a significant impact on the Company's operations. While management expects this trend to continue in the short-term, the long-term outlook is uncertain.

Year 2000 Compliance

     The Company recognizes that it must ensure that its products and operations will not be adversely impacted by Year 2000 software failures which can arise in time-sensitive software applications which utilize a field of two digits to define the applicable year. In such applications, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000. The Company is in the process of identifying anticipated costs, problems and uncertainties associated with resolving Year 2000 issues. Although management does not expect Year 2000 issues to have a material impact on its business or future results of operations, there can be no assurance that there will not be interruptions of operations, other limitations of system or product functionality or that the Company will not incur significant costs to avoid such interruptions or limitations.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder.

                                THE ACQUISITION

     Pursuant to a Stock Purchase Agreement, dated as of February 20, 1997 (the "Stock Purchase Agreement"), by and among Open Market, Folio and the Selling Stockholder, Open Market acquired all of the outstanding shares of capital stock of Folio for an aggregate purchase price of $45,000,000 (subject to adjustment). As payment of the purchase price, Open Market (i) issued 897,866 shares of Common Stock of the Company, (ii) made a cash payment of $10,000,000, (iii) issued 897,866 shares of Common Stock of the Company on January 5, 1998 and (iv) issued a promissory note of the Company in the original principal amount of $10,000,000 payable in either cash or a combination of cash and Common Stock of the Company as provided in the Stock Purchase Agreement.

                            THE SELLING STOCKHOLDER

     The Selling Stockholder is the former stockholder of Folio. The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholder in connection with the acquisition of Folio by Open Market. See "The Acquisition."

     At February 23, 1998, there were 31,716,691 shares of Common Stock of the Company issued and outstanding.

     The table below sets forth certain information with respect to the Selling Stockholder. To the Company's knowledge, the Selling Stockholder has had no material relationship with the Company or any of its affiliates within the past three years.

-------------------------------------------------------------------------------------------
                                                                               Percentage
                       Number of Shares                         Number of         of
                       of Common Stock                          Shares of      Shares of
                      beneficially owned                       Common Stock   Common Stock
                        by the Selling     Number of Shares    Beneficially   Beneficially
                         Stockholder        of Common Stock    Owned After    Owned After
Name                  Prior to Offering    Offered Hereby(1)     Offering       Offering
----                  -----------------    -----------------     --------       --------
-------------------------------------------------------------------------------------------
Reed Elsevier Inc.        1,076,683            538,342             538,341        1.69%
-------------------------------------------------------------------------------------------

-------------
(1) On August 13, 1997, the Company registered 448,933 shares of Common Stock of the Company held by the Selling Stockholder.

     Information concerning the Selling Stockholder may change from time to time and any such changed information will be set forth on supplements to this Prospectus if and when necessary.

                             PLAN OF DISTRIBUTION

General

     The Company has been advised by the Selling Stockholder that, as of the date hereof, it has not made any binding arrangement with any broker for the offering or sale of the Shares. Brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Stockholder or from purchasers of such securities. Such brokers, dealers or agents may also purchase and resell shares of Common Stock of the Company for their own account. The Selling Stockholder and such brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Stockholder disclaims such status. Any commissions, discounts or profits received by such brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker or dealer may act as a broker or dealer on behalf of the Selling Stockholder in connection with the offering of certain of the Shares by the Selling Stockholder.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.

     Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder which may limit the timing of purchases and sales of such Shares. All of the foregoing may affect the marketability of such Shares.

     The Company has agreed to pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions and discounts of agents or dealers. Such expenses (excluding such commissions and discounts) are estimated to be approximately $15,000.

     The Shares offered hereby may be offered and sold by the Selling Stockholder from time to time in transactions on the Nasdaq National Market, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Such sales may be made pursuant to an underwritten offering or pursuant to one or more of the following methods (among others): (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the Shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

     The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales of the Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

                                    EXPERTS

     The consolidated financial statements of Open Market, Inc. and the financial statements of Folio Corporation incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                       ---------------------------------


                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information........................................................ 2
Documents Incorporated by Reference.......................................... 2
Special Note Regarding Forward-Looking Information........................... 3
The Company.................................................................. 4
Risk Factors................................................................. 6
Use of Proceeds.............................................................. 7
The Acquisition.............................................................. 8
The Selling Stockholder...................................................... 8
Plan of Distribution......................................................... 9
Legal Matters............................................................... 10
Experts..................................................................... 10



                                538,342 Shares



                               Open Market, Inc.



                                 Common Stock

                                  ----------

                                  PROSPECTUS

                                  ----------



                              February 25, 1998



================================================================================